Exhibit 25

                              Text of Press Release


FOR IMMEDIATE RELEASE
---------------------

CONTACT:        ASA                                     Delta
                Sam Watts                               Corporate Communications
                404-766-1400                            404-715-2533


                         ASA HOLDINGS AND DELTA ANNOUNCE
                       AMENDMENT TO ACQUISITION AGREEMENT

Atlanta, Georgia (March 10, 1999) --- ASA Holdings, Inc. (NASDAQ NM: ASAI), parent company of Atlantic Southeast Airlines, Inc. (ASA) and Delta Air Lines, Inc. today announced an amendment to their Acquisition Agreement to eliminate the $5,000,000 break-up fee that would otherwise have been payable to Delta if the Agreement were to be terminated as a result of ASA Holdings' receiving and accepting a superior offer for its shares.

The amendment to the Agreement was entered into among ASA Holdings, Inc., Delta and Delta Sub, Inc., a Delta subsidiary, in connection with an agreement-in-principle to settle litigation commenced by certain ASA Holdings shareholders with respect to the transactions contemplated by the Agreement. Both the amendment to the Agreement and the memorandum of understanding setting forth the terms of the agreement-in-principle will be filed today with the Securities and Exchange Commission as exhibits to an amendment to ASA Holdings'
Schedule 14D-9.

As previously announced, the offer and withdrawal rights under Delta's tender offer for all outstanding shares of common stock of ASA Holdings will expire at 12:00 midnight, New York City time, on March 19, 1999, unless the offer is extended.